SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G

                                 Amendment No. 1

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d -
    1 (b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUAHT TO RULE 13d - 2(b)

                               GENSYM CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    37245R107
                                 (CUSIP NUMBER)

                               Johan H. Magnusson
                                 Rocket Software
                               2 Apple Hill Drive
                                Natick, MA 01760
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 2000
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_| Rule 13d-1-(b)
   |X| Rule 13d-1-(c)
   |_| Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages

CUSIP No. 37245R107

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Johan H. Magnusson

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

a.____________________________________________________

b.____________________________________________________

3.   SEC Use Only _____________________________________________

4.   Citizenship or Place of Organization: Sweden

  Number of Shares      5.  Sole Voting Power    397,600 Shares
    Beneficially
     Owned by           6.  Shared Voting Power    0
      Each
    Reporting           7.  Sole Dispositive Power   397,600 Shares
     Person
      With              8.  Shared Dispositive Power   0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person 397,600 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row 9    6.21% of Common Stock

12.  Type of Reporting Person (See Instructions) IN


                               Page 2 of 6 Pages

CUSIP No. 37245R107


Item 1(a)  Name of Issuer:

Gensym Corporation

Item 1(b)  Address of Issuer:

Gensym Corporation
125 Cambridgepark Drive
Cambridge, MA 02140

Item 2(a)  Name of Person Filing:

Johan H. Magnusson

Item 2(b)  Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

c/o Rocket Software
2 Apple Hill Drive
Natick, MA 01760

Item 2(c)  Citizenship:

Sweden

Item 2(d)  Title of Class of Securities:

  Common Stock, $0.01 Par Value

Item 2(e)  CUSIP Number:

  37245R107

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                               Page 3 of 6 Pages

CUSIP No. 37245R107

a. |_|   Broker or dealer registered under Section 15 of the Act,
b. |_|   Bank as defined in Section 3(a)(6) of the Act,
c. |_|   Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_| Investment Company registered under Section 8 of the Investment Company Act,
e. |_|   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
g. |_| Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4 Ownership:

     (a)  Amount Beneficially Owned:

          As of February 5, 2001, 397,600 Shares are beneficially owned by the filing person.

     (b)  Percent of Class: 6.21%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                397,600 Shares

          (ii)  Shared power to vote or direct the vote:

                0

          (iii) Sole power to dispose or to direct the disposition of:

                397,600 Shares


                               Page 4 of 6 Pages

CUSIP No. 37245R107


          (iv)  Shared power to dispose or direct the disposition of:

                0

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issurer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

CUSIP No. 37245R107


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2001
----------------------------
(Date)

/s/ Johan H. Magnusson
----------------------------
(Signature)


Johan H. Magnusson
----------------------------
(Name/Title)


                               Page 6 of 6 Pages